Exhibit 99.1

Wheaton Precious Metals Announces Acquisition of a New Silver Stream From Capstone's Cozamin Mine

TSX: WPM
NYSE: WPM
LSE: WPM

VANCOUVER, BC, Dec. 11, 2020 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International") has entered into a definitive Precious Metal Purchase Agreement (the "Precious Metal Stream") with Capstone Mining Corp. ("Capstone") (TSX: CS) in respect to the Cozamin Mine located in Zacatecas, Mexico. Wheaton International will pay Capstone upfront cash consideration of US$150 million upon closing for 50% of the silver production until 10 million ounces ("Moz") have been delivered, thereafter dropping to 33% of silver production for the life of the mine. In addition, Wheaton will make ongoing payments for silver ounces delivered equal to 10% of the spot silver price. The Precious Metal Stream is effective December 1, 2020.

"Wheaton has a long history with Capstone and Cozamin and welcomes the opportunity to bring back this first quartile mine into our portfolio of low-cost, long-life assets. Over the past few years, Capstone has conducted an extensive and successful exploration and drill program, which has significantly increased Cozamin's mine life.  We believe, as does Capstone, that the best is yet to come for Cozamin," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "In addition, Wheaton is in advanced discussions with Capstone regarding a potential gold stream on their Santo Domingo project, which would provide additional near-term growth for the Company."

TRANSACTION HIGHLIGHTS

  Adds to Wheaton's existing high-quality portfolio
    Cozamin is a first quartile copper mine1 that has been operated by Capstone since 2006.
    Subsequent to the closing of this acquisition, the addition of Cozamin will increase Wheaton's estimated Proven and Probable silver reserves by 6.8 Moz, Measured and Indicated silver resources by 10.5 Moz and Inferred silver resources by 9.5 Moz.2
  Adds near-term production
    For the five years starting in 2021, attributable silver production is forecast to average approximately 820 thousand ounces per year.3
  Significant exploration upside potential
  As previously announced during 2020 by Capstone:
    Proven and Probable silver reserves for Cozamin as of April 30, 2020, increased by over 100% from the prior year, and Measured and Indicated silver resources increased by over 70%.
    Current drill program targeting down dip extension of key producing veins and Capstone is currently considering a one kilometer exploration drift to target continuation of mineralization along strike.
    Capstone is in the process of completing a pre-feasibility study of an underground paste backfill system for Cozamin that could potentially increase the extraction ratio as mining pillars are currently excluded in the existing mine plan.
    Significant exploration potential exists regionally.

TRANSACTION TERMS

  The Precious Metal Stream is effective December 1, 2020.
  Wheaton International will be entitled to receive 50% of the silver production until 10 Moz have been delivered, thereafter dropping to 33% of silver production for the life of the mine.
  Wheaton International will pay Capstone cash consideration of US$150 million upon closing of the Precious Metal Stream.
  Wheaton International will make ongoing payments for silver ounces delivered equal to 10% of the spot silver price.
  Silver deliveries are guaranteed by Capstone.
  Closing of the transaction is expected to occur shortly following announcement and is subject to the completion of certain corporate matters and customary conditions.

FINANCING THE TRANSACTION

The initial upfront cash payment of US$150 million will be paid by using amounts drawn from the Company's US$2 billion revolving credit facility. At September 30, 2020, the Company had approximately US$210 million of cash on hand and approximately US$1.5 billion of remaining capacity under the revolving credit facility. With trailing four-quarter operating cash flow of approximately $690 million4, the Company has ample capacity to service the additional debt resulting from this transaction, especially given the low interest rate and flexible nature of the covenants under the revolving credit facility.

ABOUT CAPSTONE AND THE COZAMIN MINE

Capstone is a Canadian base metals mining company, focused on copper with two producing mines, the Cozamin copper-silver mine in Zacatecas State, Mexico and the Pinto Valley copper mine located in Arizona, US. In addition, Capstone owns 70% of Santo Domingo, a large scale, fully-permitted, copper-iron-gold project in Region III, Chile, as well as a portfolio of exploration properties. Capstone's strategy is to focus on the optimization of operations and assets in politically stable, mining friendly regions, centered in the Americas.

The underground Cozamin copper-silver-lead-zinc mine was commissioned in 2006 and has undergone two successful expansions since that time. The mill produces copper, zinc, and lead concentrates that are shipped to the port of Manzanillo for export to world markets. Exploration success has led to significant resource increases and excellent potential exists to continue this expansion. As part of the Silverstone Resources acquisition in 2009, Wheaton acquired a precious metals stream on Cozamin, which subsequently expired in 2017.

Attributable Mineral Reserves and Mineral Resources – Cozamin, effective as of April 30, 2020

Category	Tonnage	Grade	Contained
	Mt	Ag g/t	Ag Moz
Proven
Probable	5.1	41.3	6.8
P&P	5.1	41.3	6.8
Measured	0.2	53.2	0.3
Indicated	8.2	40.1	10.5
M&I	8.3	40.4	10.8
Inferred	5.5	35.7	6.3

Notes on Mineral Reserves & Mineral Resources:
1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
	a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
	b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),
both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Cozamin mine report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Cozamin mine Mineral Reserves and Mineral Resources are reported as of April 30, 2020.
7.	Cozamin mine Mineral Reserves are reported above a NSR cut-off of $52.29 per tonne assuming $2.75 per pound copper and $17.00 per ounce silver.
8.	Cozamin mine Mineral Resources are reported above a NSR cut-off of $50 per tonne assuming $3.25 per pound copper and $20.00 per ounce silver.
9.	The Cozamin silver purchase agreement provides that Capstone will deliver 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

Mr. Neil Burns, Vice President of Technical Services for Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical disclosure in this news release including information on Mineral Reserves and Mineral Resources.

FINANCIAL ADVISOR

Fort Capital Partners acted as financial advisor to Wheaton International.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, payment by Wheaton International of US$150 million to Capstone and the satisfaction of each party's obligations in accordance with the Precious Metal Stream agreement, the receipt by Wheaton International of silver production in respect of the Cozamin Mine, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Precious Metals Stream agreement, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the periods ended March 31, 2020 and September 30, 2020 both available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of US$150 million to Capstone and the satisfaction of each party's obligations in accordance with the terms of the Precious Metal Stream agreement, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Disclosure. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from EDGAR at www.sec.gov.

_________________________
1) Wood Mackenzie Ltd. Data set 2020 Q3.
2) Please refer to the Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with Cozamin including accompanying footnotes.
3) Production estimates based upon the report titled "NI 43-101 Technical Report on the Cozamin Mine, Zacatecas, Mexico" prepared for Capstone Mining and dated October 23, 2020. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information.
4) Operating cash flow based on Q1 2019, and Q1, Q2 and Q3 of 2020.

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SOURCE Wheaton Precious Metals Corp.

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For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 06:41e 11-DEC-20